SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated January 10, 2019 between
ETF SERIES SOLUTIONS
and
Acquirers Funds, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
The Acquirers Fund	0.89%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of October 14, 2021.
ETF SERIES SOLUTIONS, on behalf of the Fund listed on this Schedule A

    By:/s/ Michael D. Barolsky
     Name: Michael D. Barolsky
     Title: Vice President and Secretary

    ACQUIRERS FUNDS, LLC

    By:/s/ Tobias E. Carlisle
     Name: Tobias E. Carlisle
     Title: Managing Member